UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33136

Exeter Resource Corporation

(Exact name of registrant as specified in its charter)

c/o Goldcorp Inc.

Suite 3400–666 Burrard Street

Vancouver, B.C. V6C 2X8

Canada

Telephone: (604) 696-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to indicated the provision(s) relied upon to terminate the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:    None

Note:  Effective August 2, 2017, Goldcorp Exeter Ltd. became the successor corporation to Exeter Resource Corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, Goldcorp Exeter Ltd. as successor to Exeter Resource Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 18, 2018

GOLDCORP EXETER LTD., as successor to EXETER RESOURCE CORPORATION

By:	/s/ Richard Orazietti
	Name:	Richard Orazietti
	Title:	SVP Treasurer